東京青山・青木法律事務所

(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED

2007 MAR 15 A 6:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

Best Available Copy

07021806

FILE NO. 82-4750

Asia Pacific
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Washington, DC

March 6, 2007

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

1. Notice of the 94th Ordinary General Meeting of Shareholders (dated February 6, 2007);
2. Notice of Withdrawal of Proposition No. 4 for the 94th Ordinary general Meeting of Shareholders (dated February 19, 2007) and
3. Notice of Resolutions of the 94th Ordinary General Meeting of Shareholders (dated February 23, 2007).

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

Yours truly,

Hitoshi Sumiya

Encl.

cc: Q.P. Corporation
The Bank of New York

(Excerpt translation)

RECEIVED
2007 MAR 15 A 6: 24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Security Code of Japan: 2809
February 8, 2007

To the Shareholders:

NOTICE OF THE 94TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 94th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially requested to be present at such meeting.

Since you can exercise your voting rights in writing even if you are not present at the meeting, please review the accompanying information and send us by return mail the enclosed voting form indicating your approval or disapproval, which must be received by the Company no later than 5:45 p.m. on February 22 (Thursday), 2007.

Yours very truly,

Yutaka Suzuki
President and
Representative Director

Q. P. Corporation
4-13, Shibuya 1-chome,
Shibuya-ku, Tokyo

Description

1. Date and hour of meeting:

   February 23 (Friday), 2007, at 10:00 a.m.

2. Place of meeting:

   Convention Hall, B2, Tokyo Prince Hotel Park Tower
   8-1, Shibakoen 4-chome, Minato-ku, Tokyo

3. Objects of the meeting:

Matters to be reported:

1. Report on the business report and consolidated financial statements for the 94th business term (from December 1, 2005 to November 30, 2006) and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors.

2. Report on the financial statements for the 94th business term (from December 1, 2005 to November 30, 2006).

Matters to be resolved:

Proposition No. 1: Appropriation of retained earnings

Proposition No. 2: Amendment to the Articles of Incorporation

Proposition No. 3: Election of 14 Directors

Proposition No. 4: Election of one Statutory Auditor

Proposition No. 5: Granting of allowances to the retiring Statutory Auditor

Proposition No. 6: Payment of bonuses to officers

4. Matter determined upon convening this meeting:

If you desire to exercise your voting rights by proxy, you may be present the meeting by proxy who shall be another shareholder of the Company having voting rights. For that purpose, it is necessary to submit a document evidencing the power of attorney.

\- - -

When attending the meeting, please present the enclosed voting form to the receptionist at the meeting.

If any amendment is made to the reference document for the general meeting of shareholders, business report, consolidate financial statements and financial statements, it will be publicized on the website of the Company (http://www.kewpie.co.jp/).

(Attached document)

BUSINESS REPORT

(For the period from December 1, 2005 to November 30, 2006)

1. Matters concerning the situation of the Q.P. Group:

(1) Development and results of business activities:

During the business term under review, the Japanese economy continued to improve thanks to better corporate earnings. However, it remained in not so strong a situation as personal income and spending grew only slightly.

Under these circumstances, net sales of the Q.P. Group increased by ¥1,060 million (0.2%) from the previous corresponding term to ¥456,067 million.

As for profits, due to improved capabilities to respond to fluctuations in the market of eggs and leveraged capabilities to make menu proposals in its vegetables and salads business, operating income for the business term under review increased by ¥1,329 million (10.4%) from the previous corresponding term to ¥14,159 million. Ordinary income for the business term under review increased by ¥1,433 million (11.2%) from the previous corresponding term to ¥14,262 million. Net income for the business term under review increased by ¥606 million (11.1%) from the previous corresponding term to ¥6,071 million.

With regard to non-operating activities, in accordance with its internal control systems adopted by resolution at the meeting of the Board of Directors in May 2006, the Group has promoted the improvement of its systems for compliance with law and risk management.

The outline of business activities by segment is shown below:

<Food business>

In the food industry, where greater importance has been given to efforts to enhance safety and security as a result of the implementation of a Positive List System for Agricultural Chemical Residues in Foods (a system of ruling out residues of agricultural chemicals in principle and setting forth maximum residue limits (MRLs) of approved agricultural chemicals), and to responses to higher health consciousness and dwindling birthrate and an aging population, competitors are apparently looking for a way to differentiate themselves with functionalities of their products.

Under these circumstances, the Group has focused its efforts on developing and expanding its high value added products in every sector of the food business by utilizing its proprietary technologies and in its major salad and prepared foods sector, conducted sales promotional activities through various campaigns and menu proposals according to seasons of vegetables, to spur demand for its products.

In relation to purchases, both the market of eggs and the market of edible oil have remained stable.

As a result, net sales in the food business decreased by ¥1,193 million (0.3%) from the previous corresponding term to ¥366,581 million, mainly due to the stable market of eggs. Operating income increased by ¥2,304 million (16.0%) from the previous corresponding term to ¥16,661 million.

Operating results by product category in the food business are as follows:

(1) Mayonnaise and dressing products:

Sales of a mayonnaise-type "Defe" (a food for specified health use authorized by the Ministry of Health, Labor and Welfare of Japan that meets consumers' health-consciousness), oil-free dressings, low-calorie dressings, "*Fukairi-goma* Dressing" with improved palatability and "Tasty Dressing" series, as well as "*Kobu* Salad Dressing", for which the Group has made menu proposals in conjunction with its products for business use, and "Caesar's Salad Dressing", increased. Consequently, sales of mayonnaise and dressing products totaled ¥117,363 million, up ¥2,152 million (1.9%) from the previous corresponding term.

(2) Fruit processing and cooked foods:

Sales of "*Aeru* Pasta Sauce" series, for which the Group has launched aggressive advertising and publicity campaigns, pasta sauces "Italiante" and "Oil Sauce", which will give fuller flavor easily, and mineral waters increased favorably. Consequently, sales of fruit processing and cooked foods totaled ¥50,242 million, almost on a par with the previous corresponding term.

(3) Egg products:

Sales of prepared foods, such as scrambled eggs and thick omelets, utilizing the Group's proprietary technologies, increased favorably. However, due to the stable market of eggs, sales of materials with market-related prices decreased. Consequently, sales of egg products totaled ¥85,819 million, down ¥4,378 million (4.9%) from the previous corresponding term.

(4) Health care:

Sales of foods for the sick and aged, which have been improved in response to requests from patients receiving nursing care and medical institutions, increased. However, sales of pharmaceutical-related equipment and soft-bag types of liquid diets decreased from the previous corresponding term. Consequently, sales of health care products totaled ¥13,259 million, down ¥1,693 million (11.3%) from the previous corresponding term.

(5) Vegetables and salads:

Sales of prepackaged vegetables, which are now sold by more stores and for which the Group has made new menu proposals, and salads, of which the Group has had a fuller line in response to consumer needs, expanded. Consequently, sales of vegetables and salads totaled ¥99,896 million, up ¥2,741 million (2.8%) from the previous corresponding term.

<Physical distribution system business>

In the food physical distribution industry, while fuel costs continued to rise, charges have declined due to price competition for receiving orders with competitors and continued price-reduction of food products. Thus, the business conditions have continued to remain difficult.

In these situations, the Group has expanded the scope of services of its physical distribution centers for retailers. Its business of asset-style third-party logistics (provision of optimal physical distribution systems to meet respective customers' physical distribution needs), for which the Group has focused its efforts on proposals for enhancing profitability, has developed favorably.

As a result, net sales in the physical distribution system business increased by ¥2,252 million (2.6%) from the previous corresponding term to ¥89,485 million. However, due to higher fuel costs and an increase in cost for initiating new business, operating income decreased by ¥705 million (17.5%) from the previous corresponding term to ¥3,316 million.

(Millions of yen)

	93rd term (December 1, 2004 to November 30, 2005)	94th term (December 1, 2005 to November 30, 2006)	Increase (decrease) from the previous term	Ratio of increase (decrease) from the previous term
				(%)
Food business	367,774	366,581	(1,193)	(0.3)
Mayonnaise and dressing products	115,211	117,363	2,152	1.9
Fruit processing and cooked foods	50,256	50,242	(14)	(0.0)
Egg products	90,197	85,819	(4,378)	(4.9)
Health care	14,952	13,259	(1,693)	(11.3)
Vegetables and salads	97,155	99,896	2,741	2.8
Physical distribution system business	87,233	89,485	2,252	2.6
Total	455,007	456,067	1,060	0.2

Equipment investment in the food business, which accounted for ¥12,613 million, was comprised principally of the construction of a new Fujiyoshida plant (by the Company).

Equipment investment in the physical distribution system business, which accounted for ¥2,654 million, was comprised principally of additions of business establishments (by K.R.S. Corporation).

(3) State of financing:

In the food business, there is nothing to be specially stated.

In the physical distribution system business, K.R.S. Corporation has entered into a commitment line agreement with its main financing bank, totaling ¥6 billion, for the purpose of efficient procurement of working capital.

(4) Medium- and long-term business plan and challenges ahead of the Q.P. Group:

The Group has instituted a medium-term business plan for three years from December 1, 2006 to November 30, 2009. The medium-term business plan aims at "reinforcing profitable business constitution and shifting to growth areas" as its fundamental strategy. The Group will exert its combined efforts to pursue the strategy to further enhance its market value.

(i) Fundamental strategy of the medium-term business plan:

Reinforce Profitable Business Constitution	Shift to Growth Areas
(1) Reform profit structure and establish healthcare product functions business	(1) Respond to healthcare needs
(2) Promote positioning of Q.P. as a technology-oriented company	(2) Strengthen business development in service market
(3) Reduce overall costs as a Group	(3) Promote expansion in overseas markets

(ii) Strategy by business category to attain the targets

Business category	Business strategy
Condiments and Processed Foods (category integrating the current "mayonnaise and dressing products" and "fruit processing and cooked foods" categories)	Respond to healthcare needs and accelerate shift to food service market: 1) Promote responding to healthcare needs 2) Strengthen business development in food service market 3) Expand overall condiments for salads
Health Functions Products (category integrating the current "health care" category and fine chemical (which is, at present, included in the "egg" category))	Provide healthcare products based on our proprietary technologies and scientific reasoning to customers in Japan and overseas: 1) Expand sales channels: ・ Full-fledged implementation of mail-order services dedicated to healthcare foods for home care ・ Starting export business to Asian markets ・ Expand exports to the U.S. and Europe 2) Reinforce product capabilities: ・ Expand business of foods for nephropathy and diabetes patients ・ Expand high-functional hyaluronic acid and plant sterol compounds ・ Put priority on "attentive to allergies" with baby foods
Egg Products (Fine chemical will be moved to the "health functions" category)	Expand sales channels and enrich product capabilities based on reinforced standing: 1) Expand sales channels 2) Accelerate differentiation through technologies 3) Endeavor to meet healthcare needs
Salad and Prepared Foods (renamed from the current "vegetable and salad" category)	Expand profit through strengthened proposal capabilities and rationalization: 1) Strengthen recipe and presentation development ability 2) Promote responding to healthcare needs 3) Endeavor into new domains 4) Promote improvement in productivity
Distribution Systems	Expand sales and profits through improved functions and quality: 1) Expand functions and quality 2) Promote low-cost operations 3) Develop business information system for coordinating delivery requirements and vacant vehicles 4) Enter new areas

(5) Assets and income (loss) for the most recent three business terms:

Items \ Term	91st term (December 1, 2002 to November 30, 2003)	92nd term (December 1, 2003 to November 30, 2004)	93rd term (December 1, 2004 to November 30, 2005)	94th term (December 1, 2005 to November 30, 2006)
Net sales (millions of yen)	437,032	423,727	455,007	456,067
Ordinary income (millions of yen)	17,532	15,507	12,829	14,262
Net income (millions of yen)	8,675	7,006	5,465	6,071
Net income per share (yen)	56.08	45.18	35.25	39.66
Total assets (millions of yen)	269,559	262,122	265,724	290,186
Net assets (millions of yen)	120,504	126,768	132,412	156,217
Net assets per share (yen)	786.15	827.17	865.32	896.69

(Notes) 1. Net income per share is calculated on the basis of the average of the total number of shares issued and outstanding during the term and net assets per share are calculated on the basis of the total number of shares issued and outstanding at the end of the term. The average of the total number of shares issued and outstanding during the business term and the total number of shares issued and outstanding at the end of the business term are calculated by deducting the number of shares of treasury stock, respectively.

2. Effective in the 94th business term, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Corporate Accounting Standard No. 5 (December 9, 2005, the Accounting Standards Board of Japan (ASBJ))) and the "Implementation Guidance on the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Implementation Guidance No. 8 (December 9, 2005)) are applicable.
The amount equivalent to the total shareholders' equity based on the previous accounting standard is ¥137,344 million.

(6) Important parent company and subsidiaries

1) Relationship with parent company

Not applicable

2) Important subsidiaries:

Company name	Capitalization	Ratio of voting rights of the Company	Description of business
Deria Foods Co., Ltd.	¥50 million	100.0%	Manufacture and sale of salads, delicatessen items, etc.
Kewpie Jyozo Co., Ltd.	¥450 million	88.0%	Manufacture and sale of vinegar, etc.
Q.P. Egg Corporation	¥350 million	88.0%	Manufacture and sale of liquid eggs, frozen eggs, boiled eggs, etc.
Kanae Foods Co., Ltd.	¥50 million	88.0%	Manufacture and sale of processed egg products, such as egg spread, *atsuyaki-tamago* and *kinshi-tamago*
Zenno Q.P. Egg Station Co., Ltd.	¥105 million	51.4%	Manufacture and sale of dried eggs, liquid eggs, etc.
Co-op Food Products Co., Ltd.	¥250 million	51.0%	Manufacture and sale of bottled products, canned products, *retort* pouch foods, etc.
K.R.S. Corporation	¥4,063 million	44.8% (5.8)	Transportation and storage of foods
KIFUKI U.S.A. CO., INC.	US$7.1	100.0%	Holding shares of and general control over affiliated companies in the United States

(Note) The ratios of voting rights are calculated on the basis of both direct and indirect ownerships. The ratio of voting rights shown in the parentheses represents those of the Company's closely related parties and those who have granted consent, which is not included in the relevant ratio of voting rights calculated on the basis of both direct and indirect ownerships.

(7) Description of main businesses (as of November 30, 2006):

Business Segment	Business	Principal Products or Services
Food Business	Mayonnaise and dressing products:	Mayonnaise, dressings, tartar sauce, mustard, vinegar and others
	Fruit processing and cooked foods:	Jam, pasta sauce, cooking sauce, *okayu*, sweet corn, agricultural and live stock products and others
	Egg products:	Liquid eggs, frozen eggs, dried eggs, boiled eggs, egg spread, *atsuyaki-tamago*, fine chemical products (hyaluronic acid, etc.) and others
	Health care:	Baby foods, health foods, liquid diets, foods for the sick and aged, bags for liquid transfusion and others
	Vegetables and salads:	Fresh salads, long-life salads, cut vegetables, frozen vegetables, delicatessen items, fried foods and others
Physical distribution system business:		Transportation and storage of foods, and others

(8) Principal places of business:

1) Places of business of the Company:

Head office: Shibuya-ku, Tokyo

Branch offices: Sapporo, Sendai, Kanto (Tokyo), Tokyo, Yokohama, Nagoya, Osaka, Takamatsu, Hiroshima and Fukuoka.

Sales offices: Aomori, Akita, Morioka, Yamagata, Koriyama, Utsunomiya, Mito, Maebashi, Niigata, Matsumoto, Higashi-Tokyo (Chiba Prefecture), Nishi-Tokyo (Tokyo), Saitama, Shizuoka, Kanazawa, Kyoto, Kobe, Matsuyama, Kochi, Okayama, Tosu, Minami-Kyushu (Kagoshima Prefecture) and Naha.

Plants: Hashikami (Aomori Prefecture), Goka (Ibaraki Prefecture), Senkawa (Tokyo), Nakagawara (Tokyo), Fujiyoshida (Yamanashi Prefecture), Koromo (Aichi Prefecture), Itami (Hyogo Prefecture), Izumi-Sano (Osaka Prefecture) and Tosu (Saga Prefecture).

2) Places of business of main subsidiaries

Company name	Location of Head Office	Place of business
Deria Foods Co., Ltd.	Fuchu-shi, Tokyo	Head office, one business division, 6 branches, 2 sales offices
Kewpie Jyozo Co., Ltd.	Fuchu-shi, Tokyo	Head office, 7 sales offices, 3 plants, 3 representative offices
Q.P. Egg Corporation	Chofu-shi, Tokyo	Head office, 16 sales offices, 19 plants, 2 business offices
Kanae Foods Co., Ltd.	Fuchu-shi, Tokyo	Head office, 9 plants
Zenno Q.P. Egg Station Co., Ltd.	Goka-cho, Ibaraki	Head office, 5 plants
Co-op Food Products Co., Ltd.	Shibuya-ku, Tokyo	Head office, 2 plants
K.R.S. Corporation	Chofu-shi, Tokyo	Head office, 11 business departments, 65 sales offices, 8 representative offices

(Note) The data on these subsidiaries, excluding K.R.S. Corporation, were as of September 30, 2006.

(9) State of employees:

1) State of employees of the Q.P. Group:

Business Segment	Number of employees (persons)	Increase/decrease as compared with the end of previous term (persons)
Food business	6,748	188
Physical distribution system business	2,057	69
Total	8,805	257

(Notes) 1. The number of employees represents full time jobs (Such number excludes employees of the Group seconded to any non-group company but includes employees of any non-group company seconded to the Group and employees on a short-term contract).

2. Additionally, the Group had 8,474 temporary employees (Food business: 7,635, physical distribution system business: 839) on average during the term.

3. The numbers of employees of the consolidated subsidiaries, excluding K.R.S. Corporation, were as of September 30, 2006.

2) State of employees of the Company:

Classification	Number of employees (persons)	Increase/decrease as compared with the end of previous term (persons)	Average age (years)	Average length of service (years)
Male	1,440	(-) 1	40.4	15.1
Female	1,035	32	29.0	6.0
Total or average	2,475	31	35.7	11.3

(Notes) 1. The number of employees represents full time jobs (Such number excludes employees of the Company seconded to any other company but includes employees of any other company seconded to the Company and employees on a short-term contract).

2. Additionally, the Company had 1,018 (male: 330; female: 688) temporary employees (part-timers, just-in-time employees and seasonal employees) on average during the term.

(10) Principal lenders and amount of loans (as of November 30, 2006):

Name of lender	Amount of loans (millions of yen)
Sumitomo Mitsui Banking Corporation	8,390
Mizuho Corporate Bank, Ltd.	4,750
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3,200
The Norinchukin Bank	952

2. Matters concerning shares of the Company (as of November 30, 2006):

(1) Total number of issuable shares: 250,004,000 shares

(2) Total number of outstanding shares: 155,464,515 shares

(3) Number of shareholders: 98,196 persons
(Up 29,667 persons from November 30, 2005)

(4) State of leading shareholders:

Name of shareholder	Equity participation in the Company	
	Number of shares held (thousand shares)	Ratio of voting rights (%)
Nakashimato Co., Ltd.	26,371	17.2
Toka Co., Ltd.	4,872	3.1
Mizuho Trust & Banking Co., Ltd., Employee Retirement Benefit Trust Account for Mizuho Bank, Ltd., Trust for Asset Management Service for Trustee of Sub-Trust	4,585	3.0
The Master Trust Bank of Japan, Ltd. (Trust account)	4,322	2.8
Japan Trustee Service Bank, Ltd. (Trust account)	4,316	2.8
Kieikai Research Foundation	4,251	2.7
The National Mutual Insurance Federation of Agricultural Cooperatives	4,004	2.6
Sumitomo Mitsui Banking Corporation	3,208	2.1
Nippon Life Insurance Company	3,132	2.0
Dai-ichi Mutual Life Insurance Company	3,012	1.9

(Note) 4,585,000 shares held by Mizuho Trust & Banking Co., Ltd., Employee Retirement Benefit Trust Account for Mizuho Bank, Ltd., Trust for Asset Management Service for Trustee of Sub-Trust were those of the Company held by Mizuho Bank, Ltd. contributed to its employee retirement benefit trust.

3. Officers of the Company:

(1) Directors and Statutory Auditors (as of November 30, 2006):

President and Representative Director:	Yutaka Suzuki
Managing Director:	Shizuo Hatanaka
Managing Director:	Amane Nakashima
Managing Director:	Toshimasa Tatebe
Director:	Hidenobu Yamagami
Director:	Ietoki Shima
Director:	Mineo Hasegawa
Director:	Mitsugu Endo
Director:	Minesaburo Miyake
Director:	Katsuhiko Sasaki
Director:	Akio Okumura
Director:	Hidefumi Tachibana
Director:	Kuniaki Ishikawa
Statutory Auditor (Full-time):	Osamu Muranaka
Statutory Auditor (Full-time):	Yasuo Hiraguri
Statutory Auditor:	Kazuo Kawakami
Statutory Auditor:	Shunichiro Ishiguro
Statutory Auditor:	Ichiro Sakai

(Notes) 1. At the close of the 93rd Ordinary General Meeting of Shareholders held on February 22, 2006, Mr. Ichiro Sakai newly assumed the office of Statutory Auditor.

2. Statutory Auditors Kazuo Kawakami, Shunichiro Ishiguro and Ichiro Sakai, three in all, are outside statutory auditors.

(2) Amount of remuneration, etc. of Directors and Statutory Auditors:

Classification	Directors		Statutory Auditors	
	Number	Amount of payment (millions of yen)	Number	Amount of payment (millions of yen)
Remuneration pursuant to the resolution of the General Meeting of Shareholders	13	146	5	58
Bonuses for officers for the business term under review	13	24	5	6
Total	-	170	-	64

(Notes) 1. The maximum amount of remuneration of Directors was determined to be ¥35 million (excluding the portions of salaries and wages of employees concurrently serving as Directors) per month by resolution of the 82nd Ordinary General Meeting of Shareholders held on February 24, 1995.
2. The maximum amount of remuneration of Statutory Auditors was determined to be ¥8 million per month by resolution of the 81st Ordinary General Meeting of Shareholders held on February 25, 1994.
3. In addition, the amount of the portions of salaries and wages (including bonuses) of employees concurrently serving as Directors was ¥118 million.

4. State of account auditors:

(1) Name of account auditor: Shin Nihon & Co.

(2) Amount of remuneration, etc.:

Amount of remuneration, etc. payable for the business term under review:	¥50 million
Total amount of money and other proprietary benefits payable to the account auditors by the Company and its consolidated subsidiaries:	¥50 million

(3) Among the important subsidiaries of the Company, K.R.S. Corporation is subject to statutory audits (pursuant to the provisions of the Corporation Law and the Securities and Exchange Law of Japan) by the audit firm other than the account auditors of the Company.

(Notes) 1. The amount of auditing remuneration, etc. of account auditors under the Corporation Law of Japan and the amount of auditing remuneration, etc. under the Securities and Exchange Law of Japan are not specifically separated in the audit contracts between the Company and Shin Nihon & Co. and cannot be separated practically. Hence, the aggregate of the amounts are set forth in item (2) above.
2. The amounts include no consumption taxes, etc.

5. Systems to secure the properness of business activities:

The Company, at the meeting of its Board of Directors held on May 17, 2006, adopted a resolution with regard to its fundamental policy on the establishment of internal control systems, as described below:

(1) General introduction

The resolution provides for the fundamental policy of the Company on its internal control systems as adopted by its Board of Directors pursuant to Article 362, paragraph 5 of the Corporation Law of Japan, as well as an outline for the provisions required for establishing such systems as stipulated in Article 100 of the Regulations for the Enforcement of the Corporation Law of Japan.

The internal control systems pursuant to the resolution are contemplated to be implemented swiftly and improved by periodic and timely reviews, whereby establishing efficient and lawful corporate systems.

(2) Systems to secure the execution by the Directors of their duties to comply with laws or ordinances and the Articles of Incorporation

(i) The Company has advocated the following motto and precepts as its sprit of foundation and cultivated its corporate culture through its continued efforts to educate its officers and employees about the spirit and develop awareness thereof among them for years. The Directors must pay serious attention to the corporate culture in making management decisions.

The Company's motto:	Share the joy of endeavors.
The Company's precepts:	Value moral; Endeavor to innovate; and Respect your parents.

(ii) The Company has stipulated compliance rules so that its Directors and employees can act in compliance with laws or ordinances, the Articles of Incorporation and the spirit of foundation and management philosophy of the Company. The Company also has stipulated and publicized a code of ethics and conduct for the Group, with which its Directors shall be obligated to comply.

(3) Systems concerning storage and management of information on the execution by the Directors of their duties

(i) Pursuant to the document management rules, corporate information handling rules, basic personal information protection rules and respective management manuals relating thereto, the Director in charge of the Administration Division shall properly store and manage (and destroy) documents concerning the execution by the Directors of their duties and other information, written or electronic. The situations of management shall be verified and such rules and manuals shall be revised, whenever necessary.

(ii) The Directors and Statutory Auditors shall have access to such information, written or electronic, at all times.

(4) Regulations concerning management of exposure to the risk of loss and other systems

(i) In accordance with the risk management regulations of the Company, individual risks shall be continuously monitored by its relevant divisions and with regard to risks to the Company as a whole, information shall be collected unilaterally by the Risk Management Committee chaired by the Representative Director, which shall generally manage such risks, including the evaluation and prioritization thereof.

(ii) The Auditing Office shall, in cooperation with self-audit staff in charge of qualities, environments, safety, etc., audit the situations of daily risk management by each division and department and periodically report to the Risk Management Committee, the Board of Directors and the Board of Statutory Auditors matters concerning risk management, as well as the current status of development of the risk management systems of the Company.

(iii) In accordance with the risk management regulations, the Company shall prepare risk management manuals and establish systems to convey information quickly and properly and take swift action in case of an emergency, by assuming and categorizing specific risks in advance.

(5) Systems to secure efficient execution by the Directors of their duties

(i) The Company will set up a company-wide target to be shared by the Directors and employees and get it across among them and also formulate an optimal system to achieve the business target and the President and Representative Director shall appoint personnel responsible for each business sector in accordance with resolutions of the Board of Directors. By delegating authorities to such personnel, the Company will pursue efficient and swift execution of business.

(ii) With regard to execution of business in accordance with the resolutions of the Board of Directors, the scope of responsibilities of Directors and personnel and procedures for making final decisions shall be established in a schedule of procedures for making final decisions and filing reports.

(iii) Specific measures to promote management activities shall, in accordance with the fundamental policy on execution of business determined by the Board of Directors, be left to discussions on ordinary and extraordinary bases by the Management Council, an advisory organ to the President and Representative Director, to ensure decision-making and expedient execution of business.

(6) Systems to secure the execution by the employees of their duties to comply with laws or ordinances and the Articles of Incorporation

(i) The Company will establish provisions for compliance systems and set up a code of conduct so that all officers and employees can act in compliance with laws or ordinances and the Articles of Incorporation, as well as the Company's motto and precepts. In addition, to ensure their strict compliance, the Company will appoint an officer responsible for compliance to preside over the Compliance Committee. Thus, the Company will exert its efforts to improve its company-wide compliance systems and grasp any problems involved therein and make the committee, among others, set up compliance manuals and train employees. These activities shall be reported periodically by the officer responsible for compliance to the Board of Directors and the Board of Statutory Auditors.

(ii) As a whistle blower system under the control of the Compliance Committee to protect whistle blowers, the Company will set up a "helpline" with independent attorneys and third-party institutions as information recipients. Whenever the Compliance Committee receives a report or notice from the information recipients, it shall investigate the same. If any violation is found, it shall, upon consultation with the relevant division, decide on a preventive measure and disclose the same, as well as the result of punishment, within the Company and implement such preventive measure company-wide.

(7) Systems to secure the properness of business activities of the corporate group comprising the Company and its parent company and subsidiaries

(i) To secure the properness of business activities of the group companies, the Company will institute a management creed of the Group "We aspire to becoming a Group most trusted and loved by every and each customer" as its goal, and set up a common code of ethics and conduct for the Group and share consolidated management targets and business management policies as a corporate group through the Group Management Promotion Council. With regard to execution of business, business of the subsidiaries shall be managed in accordance with a "group schedule of procedures for making final decisions".

(ii) Each subsidiary of the Company shall file with the Directors of the Company a report on operating results and managerial risks on a monthly basis. In addition, any director of a subsidiary appointed by the Company who has attended a meeting of the board of directors of such subsidiary shall file a report on the situations of discussions thereat and managerial problems with the officers and employees designated by the President and Representative Director of the Company.

(iii). The Risk Management Committee of the Company shall include representatives of its subsidiaries as its members and manage risks of the subsidiaries. The Company's Compliance Committee, internal-audit divisions and helpline shall also cover the subsidiaries.

(iv) With K.R.S. Corporation, a subsidiary of the Company, the Company shall share consolidated management targets and closely exchange information on risk management and compliance. Simultaneously, as the subsidiary is a company listed on the first section of Tokyo Stock Exchange and belong to the different industry from the Company, it shall institute a system of its own to secure the properness of business activities.

(8) Matters concerning the assignment of employees to assist the Statutory Auditors to execute their duties

The Auditing Office shall conduct internal audits of such matters as requested by the Statutory Auditors upon consultation with the Board of Statutory Auditors and file a report on the results thereof with the Board of Statutory Auditors. In addition, in the event that the Board of Statutory Auditors requests the Company to assign its employees to assist the Statutory Auditors to execute their duties, the Company shall accommodate such request promptly.

(9) Matters concerning the independence from the Directors of employees to assist the Statutory Auditors to execute their duties

Any employee in the Auditing Office who is requested by the Statutory Auditors to conduct required internal audits shall not be instructed or ordered with regard to such internal audits by any Director other than the Director in charge of the Audit Office. In the event that the Board of Statutory Auditors requests the Company to appoint an employee to assist them to execute their duties, such any employee shall not be instructed or ordered by any Director to remain independent.

(10) System for reports by Directors and employees to the Statutory Auditors and other systems for reporting to the Statutory Auditors

(i) The Directors and employees shall, in accordance as provided for by the Board of Statutory Auditors, give necessary reports upon request from each Statutory Auditor.

(ii) The matters to be reported under item (i) above principally include:

- Details of propositions to be submitted to the General Meeting of Shareholders for resolution;
- State of activities of divisions responsible for establishing internal control systems of the Company;

- State of activities of the statutory auditors, auditing offices and self-audit staff of the subsidiaries and affiliated companies of the Company;

- Important accounting policies and accounting standards of the Company and amendment thereto;

- Details of publications of operating results and forecasts thereof and the details of important disclosure documents; and

- Management of the whistle blower system and the details of notices.

(11) Other systems to assure effective audits by the Statutory Auditors

(i) The Board of Statutory Auditors shall have opportunities to have talks with the executive Directors and important employees and also have opportunities to exchange opinions with the President and Representative Director and the Account Auditors, respectively, on a regular basis.

(ii) The Risk Management Committee, Compliance Committee and other committees involved in internal control, the Auditing Office and self-audit staff shall give their fullest attention to the opinions of each Statutory Auditor on assuring the effectiveness of audits by the Statutory Auditors.

6. Basic attitude toward purchase of shares for the purpose of mass acquisition:

The Company considers that in the event that its shares are to be purchased for the purpose of mass acquisition, it should be left to final judgment of the shareholders whether or not the Company will agree thereto, and does not deny any import or effect of vitalization of corporate activities through a change in the controlling interest.

However, speaking generally, takeover activities with unjustifiable purposes such as selling at a profit do exist. We, who are authorized to control over management of the Company, recognize that we are naturally responsible for protecting against such purchaser the fundamental philosophy and brands of the Company and the interests of its shareholders and other stakeholders.

In addition, with regard to any purchase of shares for the purpose of mass acquisition (or any proposed purchase), we recognize that it is necessary to carefully investigate and judge the effect of such purchase (or such proposed purchase) that may have on the enterprise value of the Company and the common interests of its shareholders, in consideration of the nature of business, future business plans and past investing activities of the purchaser, among other factors.

At present, no specific mass acquisition of the shares of the Company is threatening and the Company does not intend to beforehand devise specific measures (so-called "takeover defense") in case such any purchaser appears.

However, we, who are responsible for management as entrusted by the shareholders, will continuously watch over trading in the shares of the Company and changes in the shareholders, and prepare manuals to immediately provide for an emergency and take the most appropriate measures promptly if any party having the purpose of mass acquisition of the shares of the Company appears.

Specifically, the Company will devise a system under which we, together with third-party experts, evaluate any proposed purchase and negotiate with the purchaser, promptly determine whether or not any specific countermeasure is necessary and the details thereof when it is necessary and implement such countermeasure when the proposed purchase (or the purchase) may not benefit the enterprise value of the Company or the common interests of its shareholders.

We will continue to make investigations on the introduction of any takeover defense, as one of the major management issues, while paying particular attention to the legal systems, evaluations and opinions of the competent authorities and moves of public opinions.

(Note) All amounts, the number of shares and ratios of voting rights described in this business report are stated by discarding any fraction of their respective units thereof.

CONSOLIDATED BALANCE SHEET

(As of November 30, 2006)

	(millions of yen)
ASSETS:	
Current assets:	118,519
Cash and deposits	22,179
Trade notes and accounts receivable	73,689
Securities	12
Inventories	15,761
Deferred tax assets	2,305
Other current assets	5,137
Allowance for doubtful accounts	(565)
Fixed assets:	171,373
Tangible fixed assets:	120,116
Buildings and structures	115,858
Machinery, equipment and transportation equipment	116,537
Land	40,342
Construction in progress	1,330
Other tangible fixed assets	7,866
Accumulated depreciation	(161,820)
Intangible fixed assets:	2,817
Software	2,328
Consolidation adjustment accounts	31
Other intangible fixed assets	457
Investments and other assets:	48,439
Investment securities	24,694
Deferred tax assets	844
Other investments and other assets	23,190
Allowance for doubtful accounts	(289)
Deferred assets	293
Business commencement cost	293
TOTAL ASSETS:	290,186

LIABILITIES:

Current liabilities:	**92,174**
Trade notes and accounts payable	43,741
Short-term borrowings	13,487
Accounts payable - other	21,883
Accrued income taxes	3,494
Deferred tax liabilities	11
Reserve for sales rebates	1,237
Reserve for bonuses	1,662
Reserve for officers' bonuses	92
Other current liabilities	6,563
Long-term liabilities:	**41,794**
Bonds	10,500
Long-term borrowings	19,260
Deferred tax liabilities	6,707
Reserve for employee retirement benefits	2,574
Reserve for officers' retirement allowances	1,218
Other long-term liabilities	1,532
TOTAL LIABILITIES:	**133,969**
NET ASSETS	
Shareholders' equity:	**134,574**
Capital stock	**24,104**
Capital surplus	**29,432**
Earned surplus	**83,305**
Treasury stock	**(2,268)**
Revaluation and exchange differences, etc.:	**2,765**
Revaluation difference of other securities, etc.	**4,676**
Deferred hedge income (loss)	**(5)**
Foreign exchange translation adjustment	**(1,905)**
Minority interests	**18,878**
TOTAL NET ASSETS:	**156,217**
TOTAL LIABILITIES AND NET ASSETS:	**290,186**

CONSOLIDATED STATEMENT OF INCOME
(From December 1, 2005 to November 30, 2006)

(millions of yen)

Net sales	456,067
Cost of sales	345,241
Gross profit	**110,825**
Selling, general and administrative expenses	96,665
Operating income	**14,159**
Non-operating income and expenses:	
Non-operating income:	1,293
Interest income and dividends received	532
Equity income	223
Others	537
Non-operating expenses:	1,190
Interest expenses	538
Others	652
Ordinary income	**14,262**
Extraordinary income:	335
Gain on sale of fixed assets	141
Gain on sale of investment securities	65
Others	128
Extraordinary losses:	1,303
Losses on sales and disposition of fixed assets	966
Write-down of investment securities	53
Others	283
Net income before income taxes and minority interests	**13,294**
Corporate, municipality and enterprise taxes	**4,846**
Adjustment to corporate taxes, etc.	**1,270**
Minority interests	**1,105**
Net income	**6,071**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.
(From December 1, 2005 to November 30, 2006)

(millions of yen)

	Shareholders' equity				
	Capital stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of November 30, 2005	24,104	29,418	79,295	(2,500)	130,318
Changes during the term:					
Distribution of surplus			(1,990)		(1,990)
Net income			6,071		6,071
Acquisition of treasury stock				(8)	(8)
Disposition of treasury stock		14		240	254
Officers' bonuses by appropriation of retained earnings			(70)		(70)
Changes in items other than shareholders' equity during the term (net)					
Total changes during the term	-	14	4,009	231	4,255
Balance as of November 30, 2006	24,104	29,432	83,305	(2,268)	134,574

	Revaluation and exchange differences, etc.					
	Revaluation difference of other securities, etc.	Deferred hedge income (loss)	Foreign exchange translation adjustment	Total revaluation and exchange differences, etc.	Treasury stock	Total net assets
Balance as of November 30, 2005	4,408	-	(2,353)	2,094	17,919	150,332
Changes during the term:						
Distribution of surplus						(1,990)
Net income						6,071
Acquisition of treasury stock						(8)
Disposition of treasury stock						254
Officers' bonuses by appropriation of retained earnings						(70)
Changes in items other than shareholders' equity during the term (net)	227	(5)	448	670	958	1,629
Total changes during the term	227	(5)	448	670	958	5,884
Balance as of November 30, 2006	4,676	(5)	(1,905)	2,765	18,878	156,217

(Consolidation notes)

I. Basis of preparation of consolidated financial statements

1. Scope of consolidation

During the business term under review, Fujiyoshida Kewpie Co., Ltd. was included in consolidation as a result of the Company's equity participation upon incorporation thereof. Consequently, the Company has 44 consolidated subsidiaries. The significant consolidated subsidiaries are K.R.S. Corporation, Q.P. Egg Corporation, Deria Foods Co., Ltd., Kanae Foods Co., Ltd. and Zenno Q.P. Egg Station Co., Ltd.

The Company has 21 non-consolidated subsidiaries. The significant non-consolidated subsidiaries are Kyuso L-Plan Corporation and Osaka San-ei Logistics Corporation. These companies are excluded from the consolidation, because their aggregate amounts of total assets, net sales, net income or loss and earned surplus, equal to the equity share, do not have a significant effect on the aggregate consolidated amounts of total assets, net sales, net income or loss and earned surplus.

2. Application of the equity method

The equity method is applied to the investments in five affiliated companies. The significant equity-method companies are Aohata Corporation and Summit Oil Mill Co., Ltd. The investments in Kyuso L-Plan Corporation and 20 other non-consolidated subsidiaries, and Thai Q.P. Co., Ltd. and six other affiliated companies, which are not accounted for by the equity method, are stated at cost, because the aggregate amounts of net income or loss and earned surplus, equal to the equity share, do not have a significant effect on the consolidated net income or loss and earned surplus.

3. Business terms of consolidated subsidiaries

The date of the closing of accounts of K.R.S. Corporation is November 30 of each year. The date of the closing of accounts of Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is December 31 of each year. The date of the closing of accounts of any other consolidated subsidiary is September 30 of each year. For the purpose of preparation of consolidated financial statements, Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. are consolidated based on their temporary financial statements as at November 30. The consolidated subsidiaries with the closing date of September 30 are consolidated based on their financial statements at their balance sheet date and significant transactions for the period from October 1 to November 30, if any, are reflected in the consolidated financial statements.

4. Accounting policies

(1) Basis and method of valuation of significant assets

a) Securities

1. Held-to-maturity bonds are stated at amortized cost (by the straight-line method).

2. Capital stocks of subsidiaries and affiliated companies not subject to the equity method are stated at cost, determined by the moving average method.

3. Other securities with market value are stated at market value, determined by market prices, etc. as of the closing of the business term (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.). Those without market value are stated at cost, determined by the moving average method.

b) Derivatives are stated at market value. Hedge accounting is applicable to hedge transactions that meet the requirements thereof.

c) Inventories

Merchandise, finished goods (other than those described below), raw materials, supplies and work-in-process are principally valued at cost, by the monthly moving average method. Certain co-products are valued at cost, by the retail inventory periodic average method.

(2) Depreciation of significant depreciable assets

a) Tangible fixed assets

Tangible fixed assets, other than those described below, are depreciated using the declining-balance method.

The buildings (excluding the improvements thereof) acquired on or after April 1, 1998 are depreciated using the straight-line method. The bases for periods of useful life and residual values are identical with those stipulated in the Corporate Tax Law of Japan.

b) Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. The bases for periods of useful life are mostly identical with those stipulated in the Corporate Tax Law of Japan.

Software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

c) Long-term prepaid expenses

Long-term prepaid expenses are depreciated using the straight-line method.

(3) Accounting standards for significant allowances

a) Allowance for doubtful accounts

To provide for losses arising from debts becoming uncollectable, the Company sets aside an estimated uncollectable amount, by taking into consideration the possible credit loss rate in the future based on the actual loss rate in respect of general credits, and the individual possibilities of collection in respect of possible non-performing credits and other specific claims.

b) Reserve for sales rebates

To provide for payments for sales rebates to be incurred during each business term, a reserve for sales rebates is provided based on an accrual basis in accordance with each company's policy (rate of the estimated payments for sales rebates to sales).

c) Reserve for bonuses

To provide for the payment of bonuses to employees, a reserve for bonuses is provided with the maximum amount allowed by the tax regulations based on the specific computation period.

d) Reserve for officers' bonuses

To provide for the payment of bonuses to officers, a reserve for officers' bonuses is provided at the necessary amounts based on the estimated amounts payable at the end of the business term under review.

(Change of accounting)

As the "Accounting Standard for Officers' Bonus" (the Accounting Standards Board of Japan ("ASBJ") Corporate Accounting Standard No. 4, November 29, 2005) shall be applicable to the business term commencing on the date of enforcement of the Corporation Law of Japan (May 1, 2006) or thereafter, the Company has applied the accounting standard, effective in the business term under review. Consequently, selling, general and administrative expenses increased by ¥92 million, and operating income, ordinary income and net income before income taxes respectively decreased by the same amount, in comparison with those if the accounting standard applicable to the previous

business term were applicable.

e) Reserve for employee retirement benefits

To meet the payment of retirement benefits to employees, the Company provides an amount accruing for the current business term, based on estimated retirement benefit obligations and plan assets as of the close of the said business term. A simplified method is applicable to some subsidiaries. Prior year service liabilities for each business term are treated as expenses from the relevant business term, based on the straight-line method for a specific period of years (12 years, but 10 to 13 years applicable only to K.R.S. Corporation) not exceeding the average remaining years of service of employees when such liabilities occur.

Actuarial differences for each business term are treated as expenses from the next business term, based on the straight-line method for a specific period of years (12 years, but 10 to 13 years applicable only to K.R.S. Corporation) not exceeding the average remaining years of service of employees when such differences occur. The employee retirement benefits systems of the Company and subsidiaries consist of a defined benefit pension plan (fund type and bylaw type) and a retirement lump-sum grants system.

(Change of accounting)

As the "Amendment to the Accounting Standard for Employee Retirement Benefits" (ASBJ Corporate Accounting Standard No.3, March 16, 2005) and the Implementation Guidance on the Amendment to the Accounting Standard for Employee Retirement Benefits (ASBJ Implementation Guidance on the Amendment to the Accounting Standard No.7, March 16, 2005) shall be applicable to the business term commencing on April 1, 2005 or thereafter, the Company has applied the accounting standard and the guidance, effective in the business term under review. Consequently, operating income, ordinary income and net income before income taxes increased by ¥470 million, respectively, in comparison with those if the accounting standard applicable to the previous business term were applicable.

f) Reserve for officers' retirement allowances

Reserve for officers' retirement allowances is fully accrued, if all Directors and Statutory Auditors terminate their services with the Company at year-end.

(4) Accounting treatment of significant deferred assets

Bond issuing expenses are all treated as expenses upon payment thereof. The equal amortization period of business commencement cost is five years.

(5) Accounting treatment of significant lease transactions

With regard to the treatment of financial lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers, a similar method for regular lease transactions applies.

(6) Significant methods of hedge accounting

a) Deferral hedge is adopted in hedge accounting. Designation transactions are applied to debts and credits in foreign currencies which conform to the requirements of hedge accounting. The exceptional accounting method is applicable to the interest swap agreements which conform to the special regulated terms.

b) Hedging instruments are forward exchange contracts, crude oil price swap agreements, crude oil price collar option contracts and interest swap contracts.

c) Hedged items are purchase transactions in foreign currencies, planned purchase transactions of light and heavy oil, and interest on loans.

d) The Company enters into forward exchange contracts to hedge risks from fluctuations in foreign exchange rates, crude oil price swap agreements and crude oil price collar option contracts to hedge risks from fluctuations in light and heavy oil prices, and interest swap agreements to hedge risks from moving on fluctuations in interest rates. In addition, the Company never makes use of them for the purpose of speculative transactions.

e) Assessment of the effectiveness of hedge accounting
Control procedures of hedge transactions are executed according to each company's bylaw. The effectiveness of the hedge except for the following contracts is measured by comparing movements in the fair value of hedged items with those of hedging instruments. Hedge transactions are strictly controlled, analyzed, and assessed. The measurement of the effectiveness of interest swap agreements is omitted as they conform to the special regulated terms.

(7) Other important matters forming the basis of preparation of consolidated financial statements

Consumption taxes are treated on a net-of-tax basis.

5. Evaluation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are evaluated by the full-scale mark-to-market method.

6. Amortization of consolidation adjustment accounts

Insignificant consolidation adjustment accounts are treated as an income or loss upon occurrence. Significant consolidation adjustment accounts are amortized equally for five years.

Changes of Accounting

(Accounting Standard for Impairment of Fixed Assets)
As the Accounting Standard for Impairment of Fixed Assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002)) and the "Implementation Guidance on Accounting Standard for Impairment of Fixed Assets" (the ASBJ Implementation Guidance on Corporate Accounting Standard No.6, October 31, 2003) shall be applicable to the business term commencing on April 1, 2005 or thereafter, the Company has applied the accounting standard and the guidance, effective in the business term under review.
Consequently, net income before income taxes and minority interests decreased by ¥164 million.
Accumulated loss on impairment of fixed assets is directly deducted from the related assets.

(Accounting Standard for Presentation of Net Assets in the Balance Sheet)

As the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard No.5, December 9, 2005) and the Implementation Guidance on the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Implementation Guidance No.8, December 9, 2005) shall be applicable to the business term ending on the date of enforcement of the Corporation Law of Japan (May 1, 2006) or thereafter, the Company has applied the accounting standard and the guidance, effective in the business term under review.
The amount equivalent to the previous total shareholders' equity is ¥137,344 million.

II. Notes to consolidated balance sheet

1. Pledged assets and secured obligations

Amount of pledged assets (book value):	Tangible fixed assets	¥10,326 million
	Total	¥10,326 million
Obligations secured by such pledged assets:	Short-term borrowings	¥3,635 million
	Long-term borrowings	¥3,058 million
	Total	¥6,694 million

2. Contingent liabilities

Guarantee obligations	¥513 million

III. Notes to consolidated statement of changes in shareholders' equity, etc.

1. Classes and total numbers of shares issued and outstanding and shares of treasury stock

	Class of shares issued and outstanding	Class of shares of treasury stock
	Shares of common stock	Shares of common stock
Number of shares as of November 30, 2005	155,464,515 shares	2,527,890 shares
Increase in the number of shares during the term	-	8,258 shares
Decrease in the number of shares during the term	-	234,000 shares
Number of shares as of November 30, 2006	155,464,515 shares	2,302,148 shares

(Notes) 1. An increase of 8,258 shares in the number of shares of common stock in treasury stock resulted from the acquisition by the Company of its less-than-one-unit shares.

2. A decrease of 234,000 shares in the number of shares of common stock in treasury stock resulted from the exercise of stock options (by the method of transfer of shares of treasury stock) pursuant to Article 210-2 of the former Commercial Code of Japan.

2. Distribution of surplus

(1) Amount of dividends paid

At the 93rd Ordinary General Meeting of Shareholders held on February 22, 2006, a resolution was adopted as follows:

- Matters concerning dividends on shares of common stock

1)	Total amount of dividends	¥994,409,377
2)	Amount of dividend per share	¥6.50
3)	Record date	November 30, 2005
4)	Effective date	February 22, 2006

At the meeting of Board of Directors held on July 10, 2006, a resolution was adopted as follows:

- Matters concerning dividends on shares of common stock

1)	Total amount of dividends	¥995,796,138
2)	Amount of dividend per share	¥6.50
3)	Record date	May 31, 2006
4)	Effective date	August 8, 2006

(2) Dividends the record date of which fell during the business term under review but the effective date of which will fall during the next business term

A proposition will be submitted to the 94th Ordinary General Meeting of Shareholders to be held on February 23, 2007 as follows:

• Matters concerning dividends on shares of common stock

1)	Total amount of dividends	¥1,149,088,500
2)	Fund of dividends	Earned surplus
3)	Amount of dividend per share	¥7.50
4)	Record date	November 30, 2006
5)	Effective date	February 26, 2007

IV. Notes on information per share

Amount of net assets per share	¥896.69
Net income per share (basic)	¥39.66
Net income per share (diluted)	¥39.66

V. Notes on material subsequent events

None.

BALANCE SHEET
(As of November 30, 2006)

	(millions of yen)
ASSETS:	
Current assets:	**86,230**
Cash and deposits	16,724
Trade notes receivable	458
Trade accounts receivable	37,837
Merchandise	2,731
Finished goods	3,005
Raw materials	1,829
Work-in-process and supplies	392
Short-term loans receivable	20,741
Deferred tax assets	1,065
Other current assets	2,580
Allowance for doubtful accounts	(1,137)
Fixed assets:	**113,789**
Tangible fixed assets:	**61,888**
Buildings	25,150
Structures	2,001
Machinery and equipment	15,888
Vehicles and transportation equipment	8
Tools, furniture and fixtures	602
Land	17,189
Construction in progress	1,048
Other tangible fixed assets	2,613
Intangible fixed assets:	**1,405**
Telephone subscription rights	87
Software	1,219
Other intangible fixed assets	99
Investments and other assets:	**50,495**
Investment securities	17,520
Capital stocks and investments in related companies	20,575
Long-term loans receivable	52
Prepaid pension expense	8,840
Long-term prepaid expenses	332
Guaranty money deposited / leasehold deposits	1,441
Other investments and other assets	1,882
Allowance for doubtful accounts	(150)
TOTAL ASSETS:	200,019

	(millions of yen)
LIABILITIES:	
Current liabilities:	**42,712**
Trade accounts payable	22,108
Short-term borrowings	5,818
Accounts payable - other	7,961
Corporate taxes, etc. payable	1,387
Accrued expenses	3,674
Reserve for sales rebates	1,237
Reserve for bonuses	310
Reserve for officers' bonuses	30
Other current liabilities	183
Long-term liabilities:	**36,982**
Bonds	10,000
Long-term borrowings	14,048
Reserve for officers' retirement allowances	545
Deferred tax liabilities	6,162
Guarantee money received	6,186
Other long-term liabilities	39
TOTAL LIABILITIES:	79,694
NET ASSETS	
SHAREHOLDERS' EQUITY:	**116,101**
Capital stock	**24,104**
Capital surplus:	**29,432**
Capital reserve	29,418
Other capital surplus	**14**
Earned surplus:	**64,820**
Earned surplus reserve	3,115
Other earned surplus	61,704
Reserve for special depreciation	33
Reserve for deferred tax on replacement assets	2,108
General reserve	56,500
Unappropriated retained earnings	3,063
Treasury stock	(2,255)
Revaluation and exchange differences, etc.:	4,223
Revaluation difference of other securities, etc.	4,223
TOTAL NET ASSETS:	120,325
TOTAL LIABILITIES AND NET ASSETS:	200,019

STATEMENT OF INCOME
(From December 1, 2005 to November 30, 2006)

(millions of yen)

Net sales	230,598
Cost of sales	157,646
Gross profit	**72,951**
Selling, general and administrative expenses	67,306
Operating income	**5,645**
Non-operating income and expenses:	
Non-operating income:	1,033
Interest income and dividends received	780
Others	252
Non-operating expenses:	512
Interest expenses	228
Others	283
Ordinary income	**6,165**
Extraordinary income:	255
Gain on sale of fixed assets	110
Others	144
	1,217
Extraordinary losses:	
Losses on disposition of fixed assets	493
Others	724
Net income before income taxes	**5,203**
Corporate, municipality and enterprise taxes	1,612
Adjustment to corporate taxes, etc.	708
Net income	**2,883**

STATEMENT OF CHANGES IN NET ASSETS
(from December 1, 2005 to November 30, 2006)

(millions of yen)

	Shareholders' equity												
		Capital surplus			Earned surplus reserve								
						Other earned surplus							
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Earned surplus reserve	Reserve for special depreciation	Reserve for deferred tax on replacement assets	Reserve for special account of deferred tax on replacement assets	General reserve	Unappropriated retained earnings	Total earned surplus	Treasury stock	Total capital stock
Balance as of November 30, 2005	24,104	29,418	-	29,418	3,115	49	2,105	59	54,700	3,927	63,957	(2,487)	114,993
Changes during the term													
Distribution of surplus										(1,990)	(1,990)		(1,990)
Net income										2,883	2,883		2,883
Acquisition of treasury stock												(8)	(8)
Disposition of treasury stock			14	14								240	254
Reserve of other earned surplus						13	69		1,800	(1,882)	-		-
Reversal of other earned surplus						(29)	(66)	(59)		156	-		-
Officers' bonuses by appropriation of retained earnings													
Changes in items other than shareholders' equity during the term (net)										(30)	(30)		(30)
Total changes during the term	-	-	14	14	-	(16)	2	(59)	1,800	(864)	862	231	1,108
Balance as of November 30, 2006	24,109	29,418	14	29,432	3,115	33	2,108	-	56,500	3,063	64,820	(2,255)	116,101

(millions of yen)

	Revaluation and exchange differences, etc.		
	Revaluation difference of other securities, etc.	Total revaluation and exchange differences, etc.	Total net assets
Balance as of November 30, 2005	3,994	3,994	118,987
Changes during the term			
Distribution of surplus			(1,990)
Net income			2,883
Acquisition of treasury stock			(8)
Disposition of treasury stock			254
Reserve of other earned surplus			-
Reversal of other earned surplus			-
Officers' bonuses by appropriation of retained earnings			(30)
Changes in items other than shareholders' equity during the term (net)	229	229	229
Total changes during the term	229	229	1,337
Balance as of November 30, 2006	4,223	4,223	120,325

(Notes)

I. Matters concerning significant accounting policies:

1. Basis and method of valuation of marketable securities:

(1) Held-to-maturity bonds: Stated at amortized cost (by the straight-line method)

(2) Capital stocks of subsidiaries and affiliated companies:

At cost, determined by the moving average method

(3) Other securities:

Those with market value: At market value, determined by market prices, etc. as of the closing of the business term (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.)

Those without market value: At cost, determined by the moving average method

2. Basis and method of valuation of derivatives:

At market value.

Hedge accounting is applicable to hedge transactions.

3. Inventories:

(1) Basis of valuation:

Merchandise, finished goods, raw materials, work-in-process and supplies are valued at cost.

(2) Method of valuation:

Merchandise, finished goods, raw materials, work-in-process and supplies are valued by the monthly moving average method.

4. Method of depreciation of fixed assets:

(1) Tangible fixed assets

Tangible fixed assets, other than those described below, are depreciated using the declining-balance method.

The buildings (excluding the improvements thereof) acquired on or after April 1, 1998 are depreciated using the straight-line method. The bases for periods of useful life and residual values are identical with those stipulated in the Corporate Tax Law of Japan.

(2) Intangible fixed assets are depreciated using the straight-line method. The bases for periods of useful life are identical with those stipulated in the Corporate Tax Law of Japan.

Software for internal use is amortized by the straight-line method based on the estimated useful life of internal use (five years).

(3) Long-term prepaid expenses are depreciated using the straight-line method.

5. Accounting for allowances:

(1) Allowance for doubtful accounts

To provide for losses arising from debts becoming uncollectable, the Company sets aside an estimated uncollectable amount, by taking into consideration the possible credit loss rate in the future based on the actual loss rate in respect of general credits, and the individual possibilities of collection in respect of possible non-performing credits and other specific claims.

(2) Reserve for sales rebates

To provide for payments for sales rebates to be incurred during each business term, a reserve for sales rebates is provided based on an accrual basis in accordance with the Company's policy (rate of the estimated payments for sales rebates to sales).

(3) Reserve for bonuses

To provide for the payment of bonuses to employees, a reserve for bonuses is provided with the maximum amount allowed by the tax regulations based on the specific computation period.

(4) Reserve for officers' bonuses

To provide for the payment of bonuses to officers, a reserve for officers' bonuses is provided at the necessary amounts based on the estimated amounts payable at the end of the business term under review.

(Change of accounting)

As the "Accounting Standard for Officers' Bonus" (the Accounting Standards Board of Japan ("ASBJ") Corporate Accounting Standard No. 4, November 29, 2005) shall be applicable to the business term commencing on the date of enforcement of the Corporation Law of Japan (May 1, 2006) or thereafter, the Company has applied the accounting standard, effective in the business term under review. Consequently, selling, general and administrative expenses increased by ¥30 million, and operating income, ordinary income and net income before income taxes respectively decreased by the same amount, in comparison with those if the accounting standard applicable to the previous business term were applicable.

(5) Reserve for employee retirement benefits

To meet the payment of retirement benefits to employees, the Company provides an amount accruing for the current business term, based on estimated retirement benefit obligations and plan assets as of the close of the said business term.

Prior year service liabilities for each business term are treated as expenses from the relevant business term, based on the straight-line method for a specific period of years (12 years) not exceeding the average remaining years of service of employees when such liabilities occur.

Actuarial differences for each business term are treated as expenses from the next business term, based on the straight-line method for a specific period of years (12 years) not exceeding the average remaining years of service of employees when such differences occur. For the business term under review, such actuarial differences are treated as prepaid pension expense.

The Company has adopted a defined benefit pension plan (fund type and bylaw type) as its employee retirement benefits system.

(Change of accounting)
As the "Amendment to the Accounting Standard for Employee Retirement Benefits" (ASBJ Corporate Accounting Standard No.3, March 16, 2005) and the Implementation Guidance on the Amendment to the Accounting Standard for Employee Retirement Benefits (ASBJ Implementation Guidance on the Amendment to the Accounting Standard No.7, March 16, 2005) shall be applicable to the business term commencing on April 1, 2005 or thereafter, the

Company has applied the accounting standard and the guidance, effective in the business term under review. Consequently, operating income, ordinary income and net income before income taxes increased by ¥339 million, respectively, in comparison with those if the accounting standard applicable to the previous business term were applicable.

(6) Reserve for officers' retirement allowances

Reserve for officers' retirement allowances is fully accrued, if all Directors and Statutory Auditors terminate their services with the Company at year-end.

6. Accounting treatment of lease transactions:

With regard to the treatment of financial lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers, the method for regular lease transactions applies.

7. Method of hedge accounting:

(1) Deferral hedge is adopted in hedge accounting. Designation transactions are applied to debts and credits in foreign currencies which conform to the requirements of hedge accounting.

(2) Hedging instruments and hedged items:

Hedging instruments:	Forward exchange contracts
Hedged items:	Purchase transactions in foreign currencies

(3) Hedging policy

The Company enters into forward exchange contracts to hedge risks from fluctuations in foreign exchange rates.
In addition, the Company never makes use of them for the purpose of speculative transactions.

(4) Assessment of the effectiveness of hedge accounting
Control procedures of hedge transactions are executed according to the Company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedged items with those of hedging instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

8. Other important matters forming the basis of preparation of consolidated financial statements

Consumption taxes are treated on a net-of-tax basis.

CHANGES IN ACCOUNTING POLICY

(Accounting Standard for Impairment of Fixed Assets)
As the Accounting Standard for Impairment of Fixed Assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002)) and the Implementation Guidance on Accounting Standard for Impairment of Fixed Assets" (the ASBJ Implementation Guidance on Corporate Accounting Standard No.6, October 31, 2003) shall be applicable to the business term commencing on April 1, 2005 or thereafter, the Company has applied the accounting standard and the guidance, effective in the business term under review.
Consequently, net income before income taxes and minority interests decreased by ¥112 million.
Accumulated loss on impairment of fixed assets is directly deducted from the related assets.

(Accounting Standard for Presentation of Net Assets in the Balance Sheet)

As the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard No.5, December 9, 2005) and the Implementation Guidance on the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Implementation Guidance No.8, December 9, 2005) shall be applicable to the business term ending on the date of enforcement of the Corporation Law of Japan (May 1, 2006) or thereafter, the Company has applied the accounting standard and the guidance, effective in the business term under review.
The amount equivalent to the previous total shareholders' equity is ¥120,325 million.

II. Notes to the balance sheet:

			(millions of yen)
1.	Accumulated depreciation of tangible fixed assets		99,342
2.	Contingent liabilities		
	Guarantee obligations		3,480
3.	Accounts receivable from related companies:	Current assets	37,048
4.	Accounts payable to related companies:	Current liabilities	15,251

III. Notes to the statement of income

		(millions of yen)
1.	Operating of income from related companies:	20,298
2.	Operating expenses to related companies:	104,946
3.	Amount of transactions other than operating transactions with related companies:	326

IV. Notes to statements of changes in shareholders' equity, etc.

Class and total numbers of shares of treasury stock

	Class of shares of treasury stock
	Shares of common stock
Number of shares as of November 30, 2005	2,478,457 shares
Increase in the number of shares during the term	8,258 shares
Decrease in the number of shares during the term	234,000 shares
Number of shares as of November 30, 2006	2,252,715 shares

(Notes) 1. An increase in the number of shares during the term resulted from the acquisition by the Company of its less-than-one-unit shares.

2. A decrease in the number of shares during the term resulted from the exercise of stock options (by the method of transfer of shares of treasury stock) pursuant to Article 210-2 of the former Commercial Code of Japan.

V. Notes relating to tax effect accounting

The principal details of deferred tax assets and liabilities are as follows:

	(millions of yen)
Deferred tax assets (current)	
Reserve for sales rebates	503
Reserve for bonuses	126
Accrued enterprise taxes	126
Others	564
Subtotal of deferred tax assets (current)	1,321
Valuation reserve	(255)
Total deferred tax assets (current)	1,065
Deferred tax assets (fixed)	
Trust of employee retirement benefits	1,442
Allowance for officers' retirement allowances	222
Write-off of golf club membership	133
Others	217
Subtotal of deferred tax assets (fixed)	2,015
Valuation reserve	(210)
Total deferred tax assets (fixed)	1,804
Total deferred tax assets	2,870

Deferred tax liabilities (long-term)	
Prepaid pension expense	(3,598)
Reserve for deferred tax on replacement assets	(1,447)
Reserve for special depreciation	(22)
Revaluation difference of other securities, etc.	(2,898)
Subtotal of deferred tax liabilities (long-term)	(7,966)
Total deferred tax liabilities (long-term)	(7,966)
Net deferred tax income (liabilities)	(5,096)

VI. Notes on fixed assets used on lease

Financial lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers

(1) Amounts equivalent to the acquisition prices, accumulated depreciation and balance at the end of the year, of leased property

(millions of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation	Amount equivalent to balance at the end of the term
Tools, furniture and fixtures	1,112	548	564
Vehicles and transportation equipment	634	346	288
Software	107	55	52
Machinery and equipment	175	128	46
Total	2,030	1,078	952

(2) Amount equivalent to the balance of unearned rent at the end of the term:

Lease within one year:	¥502 million
Lease exceeding one year:	¥463 million
Total:	¥965 million

(3) Rent paid, the amount equivalent to depreciation costs and the amount of interest paid:

Rent paid:	¥534 million
Amount equivalent to depreciation costs:	¥515 million
Amount of interest paid:	¥20 million

(4) Calculation method of the amount equivalent to depreciation costs

Depreciation costs are calculated by the straight-line method by considering the lease period to be useful life and the scrap value to be zero.

(5) Calculation method of the amount equivalent to interest

The difference between the aggregate lease amounts on contracts and the amount equivalent to acquisition prices of leased property is considered to be an amount equivalent to interest. Such calculated interest is allocated to the respective terms by the interest-method.

VII. Notes on transactions with related parties

For the business term under review (From December 1, 2005 to November 30, 2006)

Parent company, leading corporate shareholders, etc.:

(millions of yen)

Attribute	Corporate name	Address	Capital stock	Principal business	Ratio of voting rights (shareholdings)	Relationship: Number of interlocking officers	Relationship: Business relationship
Principal corporate shareholders and other affiliated companies	Nakashimato Co., Ltd.	Shibuya-ku, Tokyo	50	Sales of various processed foods	11.6% (Direct 17.2% Indirect 3.2%)	4	Purchase of products

Transaction		Transaction amount	Account	End of year
Operating transaction	Purchase of products	41,067	Trade accounts payable	7,021

Terms of transactions and the policy on determination thereof:

The terms of purchases of products are determined in similar manners to those of general transactions, in consideration of market prices.

(Note) With regard to the above-listed transaction amounts, the amount at end of year includes consumption taxes but the transaction amount does not include consumption taxes.

VIII. Note on information per share

Net assets per share:	¥785.35
Net income per share:	¥18.83

IX. Notes on material subsequent events

None.

Copy of Account Auditors' Audit Report Relating to Consolidated Financial Statements

INDEPENDENT AUDITORS' AUDIT REPORT

January 9, 2007

To: The Board of Directors
Q. P. Corporation

Shin Nihon & Co.

By Hidenori Takahashi (seal)
Certified Public Accountant
Specified and Engagement Partner

By Keisuke Takemoto (seal)
Certified Public Accountant
Specified and Engagement Partner

In accordance with the provision of Article 444, paragraph 4 of the Corporation Law of Japan, we, the oversigned auditing firm, audited the consolidated financial statements, or consolidated balance sheet, consolidated statement of income, consolidated statement of changes in shareholders' equity, etc. and consolidation notes of Q. P. Corporation (the "Company") for the business term covering the period from December 1, 2005 to November 30, 2006. Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the consolidated financial statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the consolidated financial statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions.

We are of the opinion that such consolidated financial statements properly present the state of the property and profit and loss of the corporate group consisting of Q. P. Corporation and its consolidated subsidiaries for the period related to the consolidated financial statements in all material respects in compliance with generally accepted fair and reasonable corporate accounting standards in Japan.

Additional information

As stated in the changes of accounting for important matters forming the basis of preparation of consolidated financial statements in the consolidation notes, the Company has prepared the consolidated financial statements in accordance with the "Accounting Standard for Officers' Bonuses", "Amendment to the Accounting Standard for Employee Retirement Benefits", "Accounting Standard for Impairment of Fixed Assets" and "Accounting Standard for Presentation of Net Assets in the Balance Sheet", which shall be applicable as from the business term under review.

There is no such relation of interests between the Company and the oversigned auditing firm or any engagement partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- E N D -

Copy of Account Auditors' Audit Report Relating to Financial Statements

INDEPENDENT AUDITORS' AUDIT REPORT

January 9, 2007

To: The Board of Directors
Q. P. Corporation

Shin Nihon & Co.

By Hidenori Takahashi (seal)
Certified Public Accountant
Specified and Engagement Partner

By Keisuke Takemoto (seal)
Certified Public Accountant
Specified and Engagement Partner

In accordance with the provision of Article 436, paragraph 2, item 1 of the Corporation Law of Japan, we, the oversigned auditing firm, audited the financial statements, or balance sheet, statement of income, statement of changes in shareholders' equity, etc. and non-consolidation notes of Q. P. Corporation (the "Company"), as well as their accompanying detailed statements, for the 94th business term, covering the period from December 1, 2005 to November 30, 2006. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions.

We are of the opinion that such financial statements and their accompanying detailed statements properly present the state of the property and profit and loss for the period related to the financial statements and their accompanying detailed statements in all material respects in compliance with generally accepted fair and reasonable corporate accounting standards in Japan.

Additional information

As stated in the changes of accounting for important matters concerning significant accounting policies in the non-consolidation notes, the Company has prepared the financial statements and their accompanying detailed statements in accordance with the "Accounting Standard for Officers' Bonuses", "Amendment to the Accounting Standard for Employee Retirement Benefits" and "Accounting Standard for Impairment of Fixed Assets", which shall be applicable as from the business term under review.

There is no such relation of interests between the Company and the oversigned auditing firm or any engagement partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- E N D -

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon deliberation based on the audit report prepared by each Statutory Auditor on the performance by the Directors of their duties during the 94th business term covering the period from December 1, 2005 to November 30, 2006, have prepared this audit report and hereby report as follows:

1. Methods of Audits by Statutory Auditors and the Board of Statutory Auditors and the Particulars thereof:

The Board of Statutory Auditors determined the audit policy, assignment of duties, etc., received from each Statutory Auditor reports on the state of his performance of audits and the results thereof, received from the Directors, etc. and Account Auditors reports on the state of performance of their duties and demanded explanations whenever necessary.

Each Statutory Auditor, pursuant to the rules of audits by Statutory Auditors determined by the Board of Statutory Auditors and in accordance with the audit policy, assignment of duties, etc., maintained constant communication with the Directors, internal audit divisions and other employees, etc. in an effort to collect information and improve the environment for auditing, attended meetings of the Board of Directors and other important meetings, received from the Directors and employees, etc., reports on the state of performance of their duties, demanded explanations whenever necessary, inspected important decision documents, etc. and made investigation into the state of activities and property at the head office and principal business offices of the Company. We also monitored and verified the details of the resolutions of the Board of Directors for establishing systems to secure that the performance by the Directors of their duties will comply with laws or ordinances and the Articles of Incorporation and such systems as provided for in Article 100, paragraphs 1 and 3 of the Regulations to Enforce the Corporation Law of Japan as necessary to secure the adequacy of business of joint-stock corporations, and the status of the systems (internal control systems) established pursuant to such resolutions. With regard to the fundamental policy and the measures therefor, described in the business report, pursuant to Article 127, item 1 and item 2 of the Law to Enforce the Corporation Law of Japan, respectively, we investigated the details thereof in consideration of the situations of discussions by the Board of Directors, etc. With regard to its subsidiaries, we maintained constant communication and exchanged information with the directors, statutory auditors, etc. thereof and requested any of the subsidiaries to render reports on the business operations whenever necessary. In accordance with such methods, we investigated the business report for the business term under review.

We also monitored and verified whether the Account Auditors had maintained an independent position and conducted adequate audits and received from the Account Auditors reports on the state of performance of their duties and demanded explanations whenever necessary. In addition, we received from the Account Auditors a notice that the "systems to

secure adequate performance of duties" (as listed in the items of Article 159 of the Corporate Accounting Regulations) had been established in accordance with the "Standard for Quality Control Concerning Audits" (the Accounting Standards Board of Japan, October 28, 2005) and demanded explanations whenever necessary. In accordance with such methods, we investigated the financial statements (balance sheet, statement of income, statement of changes in shareholders' equity, etc. and non-consolidation notes) and their accompanying detailed statements for the business term under review, as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in shareholders' equity, etc. and consolidation notes).

2. Results of Audit:

(1) Results of audit of the business report, etc.:

We are of the opinion:

(i) That the business report fairly presents the state of the Company in accordance with laws or ordinances and the Articles of Incorporation;

(ii) That in connection with the performance by the Directors of their duties, no dishonest act or material fact of violation of laws or ordinances or the Articles of Incorporation exists;

(iii) That the details of the resolutions of the Board of Directors on internal control systems are proper and that the performance by the Directors of duties concerning such internal control systems contains nothing to be pointed out; and

(iv) That the fundamental policy, described in the business report, on the way of being persons who shall control the determination of financial and business policies of the Company contains nothing to be pointed out and that the measures, described in the business report, pursuant to Article 127, item 1 and item 2 of the Law to Enforce the Corporation Law of Japan comply with such fundamental policy and do not prejudice the common interests of the shareholders of the Company and are not contemplated to keep the positions of the officers of the Company.

(2) Results of audit of the financial statements and their accompanying detailed statements:

We are of the opinion that the method and results of the audit made by the Company's Account Auditors, Shin Nihon & Co., are proper.

(3) Results of audit of the consolidated financial statements:

We are of the opinion that the method and results of the audit made by the Company's Account Auditors, Shin Nihon & Co., are proper.

January 11, 2007

Board of Statutory Auditors
Q.P. Corporation

Osamu Muranaka (seal)
Full-time Statutory Auditor

Yasuo Hiraguri (seal)
Full-time Statutory Auditor

Kazuo Kawakami (seal)
Outside Statutory Auditor

Shunichiro Ishiguro (seal)
Outside Statutory Auditor

Ichiro Sakai (seal)
Outside Statutory Auditor

- E N D -

REFERENCE DOCUMENT FOR THE GENERAL MEETING OF SHAREHOLDERS

Proposition No.1: Appropriation of retained earnings

Management proposes to pay a year-end dividend of ¥7.50 per share (totaling ¥1,149,088,500).

The Company has already paid an interim dividend of ¥6.50 per share. As a result, the annual dividend will amount to ¥14 per share.

Proposition No.2: Amendment to the Articles of Incorporation

The particulars of the amendment are shown as follows:

(The underlines show amendments)

Existing Articles	Proposed amendment
Chapter I. General Provisions	Chapter I. General Provisions
(Trade name)	(Trade name)
Article 1. The Company shall be called Q. P. Kabushiki Kaisha. In English it shall be called Q. P. Corporation.	Article 1. The Company shall be called Q. P. Kabushiki Kaisha. In English it shall be called Q. P. Corporation.
(To be newly established)	(Sprit of foundation)
	Article 2. The Company shall advocate the following motto and precepts as its sprit of foundation and continue to contribute to the people's healthy eating life by placing first priority on security and safety: The Company's motto: Share the joy of endeavors. The Company's precepts: Value moral; Endeavor to innovate; and Respect your parents.

Existing Articles	Proposed amendment
(Objects)	(Objects)
Article 2. The objects of the Company shall be to engage in the following businesses:	Article 3. The objects of the Company shall be to engage in the following businesses:
1. Manufacture and sale of "mayonnaise sauce" and other kinds of sauce in general.	(1) (Same as existing)
2. Manufacture, processing and sale of various kinds of bottled and canned food products and various kinds of other food products.	(2) Manufacture and sale of various kinds of bottled and canned food products and various kinds of other food products.
3. Manufacture and sale of food additives.	(3) (Same as existing)
4. Manufacture and sale of raw materials for pharmaceuticals, pharmaceuticals, quasi-pharmaceuticals, cosmetics and other chemical products.	(4) (Same as existing).
5. Manufacture and sale of feedstuffs and fertilizers.	(5) (Same as existing)
6. Manufacture and sale of machines and equipment for manufacturing food products and pharmaceutical products and various kinds of other machines and equipment, and engineering business incidental thereto.	(6) Manufacture and sale of machines and equipment for manufacturing food products and pharmaceutical products and various kinds of other machines and equipment, and engineering business incidental thereto.
7. Pipe work business, machinery and equipment installation work business, construction work business and electrical work business.	(7) (Same as existing)
8. Design, execution, supervision of, and consulting business on architecture.	(8) (Same as existing)

Existing Articles	Proposed amendment
9. Leasing out of real estate.	(9) (Same as existing)
10. Operation and management of equipment for processing food products, and activities incidental thereto.	(10) Operation and management of equipment for processing food products.
11. General cleaning, guarding and security services for factories and stores	(11) (Same as existing)
12. Operation of agricultural and livestock businesses.	(12) (Same as existing)
13. Any and all activities incidental to any of the foregoing items.	(13) (Same as existing)
(Location of head office)	(Location of head office)
Article 3. The Company shall have its head office in Shibuya-ku, Tokyo.	Article 4. The Company shall have its head office in Shibuya-ku, Tokyo.
(To be newly established)	(Organs)
	Article 5. The Company shall have the following organs in addition to the general meeting of shareholders and Directors:
	(1) The Board of Directors;
	(2) Statutory Auditors;
	(3) The Board of Statutory Auditors; and
	(4) Account Auditors.
(Method of giving public notices)	(Method of giving public notice)
Article 4. Public notices of the Company shall be given by electronic public notice; provided, however, that in case of any accident or other unavoidable cause that renders such electronic public notice unavailable, a public notice shall be given by insertion in the Nihon Keizai Shimbun.	Article 6. The method of public notice of the Company shall be electronic public notification; provided, however, that in case an accident or any other unavoidable cause renders public notice by such electronic public notification unavailable, such public notice shall be given by publication in the Nihon Keizai Shimbun.

Existing Articles	Proposed amendment
Chapter II. Shares	Chapter II. Shares
(Total number of shares)	(Total number of issuable shares)
Article 5. The total number of shares authorized to be issued by the Company shall be 250,004,000 shares; provided, however, that in the event that shares are retired, the number of shares so retired shall be subtracted from the total number of shares so authorized.	Article 7. The total number of issuable shares of the Company shall be 500,000,000 shares.
(To be newly established)	(Issuance of share certificates)
	Article 8. The Company shall issue certificates representing its shares.
(Acquisition by the Company of its own shares)	(To be deleted)
Article 6. The Company may, by resolution of the Board of Directors purchase its own shares in accordance with the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.	
(Number of shares to constitute one unit and non-issuance of certificates for shares constituting less than one unit)	(Number of shares constituting one unit of shares and non-issuance of certificates for less-than-one-unit shares)
Article 7. The number of shares to constitute one unit of shares of the Company shall be 100.	Article 9. The number of shares constituting one unit of shares of the Company shall be 100 shares.
2. The Company shall issue no certificates representing the number of shares constituting less than one unit.	2. Notwithstanding the provision of Article 8 hereof, the Company shall not issue any certificate representing less-than-one-unit shares except as otherwise stipulated in the Share Handling Regulations.

Existing Articles	Proposed amendment
(To be newly established)	(Rights in respect of less-than-one-unit shares) Article 10. Any shareholder (including beneficial shareholder; the same applies hereinafter) of the Company cannot exercise any right other than those listed below, in respect of their less-than-one-unit shares: (1) The rights as provided for in the items of Article 189, paragraph 2 of the Corporation Law of Japan; (2) The rights to the allocation of shares and stock acquisition rights offered to shareholders, in proportion to the numbers of their respective shares; and (3) The rights to request the acquisition of shares with rights to subscribe for new shares pursuant to Article 166, paragraph 1 of the Corporation Law of Japan.
(Share Handling Regulations) Article 8. The registration of a transfer of shares of the Company, purchase of shares constituting less than one unit and other procedures relating to shares and share certificates and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.	(Share Handling Regulations) Article 11. The handling of shares of the Company and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors as well as laws or ordinances or these Articles of Incorporation.
(Transfer agent) Article 9. The Company shall have a transfer agent with respect to its shares.	(Share registrar) Article 12. The Company shall have a share registrar.

Existing Articles	Proposed amendment
(To be newly established)	2. The share registrar and its place of business shall be selected by resolution of the Board of Directors and public notice shall be given thereof.
2. The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) and the register of loss of share certificates of the Company shall be kept at the business office of the transfer agent and the registration of a transfer of shares, purchase of shares constituting less than one unit and other business relating to shares shall be handled by the transfer agent.	3. The preparation and keeping of the register of shareholders (including the register of beneficial shareholders; the same applies hereinafter), the register of loss of share certificates and the register of stock acquisition rights of the Company and other affairs relating thereto shall be delegated to the share registrar and shall not be handled by the Company.
(Record date) Article 10. The shareholders (including the beneficial shareholders; the same applies hereinafter) entitled to exercise their rights at the ordinary general meeting of shareholders shall be those appearing in the register of shareholders as of the last day of each business year. 2. If it is specially necessary in addition to the foregoing paragraph, a record date may be fixed temporarily upon giving advance public notice thereof.	(To be deleted)
Chapter III. General Meeting of Shareholders (Convening) Article 11. The ordinary general meeting of shareholders shall be convened in February of each year and an extraordinary general meeting of shareholders shall be convened whenever necessary.	**Chapter III. General Meeting of Shareholders** (Convening) Article 13. The ordinary general meeting of shareholders of the Company shall be convened in February of each year and an extraordinary general meeting of shareholders shall be convened whenever necessary.

Existing Articles	Proposed amendment
(To be newly elected)	(Record date of ordinary general meeting of shareholders) Article 14. The Company shall treat the shareholders having voting rights and appearing or recorded in the register of shareholders as of November 30 of each year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to the relevant fiscal year.
(Chairmanship) Article 12. A general meeting of shareholders shall be convened by the President in accordance with the resolution of the Board of Directors and the President shall act as chairman of such meeting. 2. If the President is unable to act, one of the other Directors shall act in his place in the order previously fixed by the Board of Directors.	(Convener and chairman) Article 15. General meetings of shareholders shall be convened and presided over by the President in accordance with the resolution of the Board of Directors. In case the office of the President is vacant or the President is unable to act, a general meeting of shareholders shall be convened by one of the other Directors in the order previously fixed by the Board of Directors.
(To be newly elected)	(Disclosure via the Internet of reference documents for the general meeting of shareholders, etc.) Article 16. The Company may disclose information relating to all matters that shall be described or stated in any reference document for the general meeting of shareholders, business report, financial statement and consolidated financial statement upon convening a general meeting of shareholders by a method utilizing the Internet in accordance as provided for in the Ordinance of the Ministry of Justice of Japan.

Existing Articles.	Proposed amendment
(Method of adopting resolutions)	(Method of adopting resolutions)
Article 13. Resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present; provided, however, that if the provisions of any law or ordinance require otherwise, such provisions shall govern.	Article 17. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present who are entitled to vote.
2. Special resolutions as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a general meeting of shareholders at which shareholders who hold one-third (1/3) or more of the voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.	2. Resolutions as provided for in Article 309, paragraph 2 of the Corporation Law of Japan shall be adopted at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.
(Exercise of voting rights by proxy)	(Exercise of voting rights by proxy)
Article 14. A shareholder may exercise his voting rights by appointing his proxy; provided, however, that such proxy shall be limited to another shareholder of the Company entitled to vote.	Article 18. A shareholder may exercise his voting rights by proxy (being one (1) person) who shall be another shareholder of the Company having voting rights.
2. In the case of the foregoing paragraph, a document showing the power of attorney and bearing the seal filed with the Company shall be presented to the Company.	2. In case of the foregoing paragraph, the shareholder or the proxy shall submit a document establishing the power of attorney to the Company for each general meeting of shareholders.
(Minutes)	(To be deleted)
Article 15. The proceedings in outline and the resultant actions taken at a general meeting of shareholders shall be set forth in minutes and such minutes shall be preserved at the Company after the chairman of the meeting and the Directors present have affixed their names and seals thereto.	

Existing Articles	Proposed amendment
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors and Board of Directors**
(Number of Directors)	(Number)
Article 16. The Company shall have not more than 20 Directors.	Article 19. The number of Director of the Company shall be not more than 20.
(Method of election)	(Method of election and removal)
Article 17. Directors shall be elected at a general meeting of shareholders.	Article 20. Directors shall be elected or removed by the general meeting of shareholders.
2. For the election under the foregoing paragraph, the presence of the shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be required.	2. Resolutions for the election or removal of Directors shall be adopted at a general meeting of shareholders at which shareholders who hold one-third (1/3) or more of the voting rights of the shareholders entitled to vote shall be present, by a majority of the votes of the shareholders so present.
3. Resolutions for the election of Directors shall not be adopted by cumulative voting.	3. Resolutions for the election of Directors shall not be by cumulative voting.
(Term of office)	(Term of office)
Article 18. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within two (2) years after their assumption of office.	Article 21. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year to end within one (1) year after their election.
2. The term of office of Directors elected to fill vacancies or to increase their number shall expire at such time as the term of office of the Directors in office shall expire.	(To be deleted)

Existing Articles	Proposed amendment
(Representative Directors and Directors with specific titles)	(Representative Directors and Directors with specific titles)
Article 19. Representative Directors shall be selected by resolution of the Board of Directors.	Article 22. Representative Directors shall be selected by resolution of the Board of Directors.
2. The Board of Directors shall elect one (1) President, and may elect one (1) Chairman of the Board, one (1) Vice Chairman of the Board, one (1) or more Executive Vice Presidents, Senior Managing Directors and Managing Directors as the necessity arises.	2. The Board of Directors, by its resolution, shall appoint one (1) President, and may appoint one (1) Chairman of the Board and one (1) Vice Chairman of the Board, one (1) or more Executive Vice Presidents, Senior Managing Directors and Managing Directors as the necessity arises.
3. Representative Directors shall severally represent the Company and shall execute business as determined by the Board of Directors.	(To be deleted)
(To be newly established)	(Remuneration, etc.)
	Article 23. Remuneration, bonuses and other proprietary benefits Directors may receive from the Company in consideration of the execution of their duties ("remuneration, etc.") shall be determined by resolution of the General Meeting of Shareholders.
(Board of Directors)	(Convener and chairman of meeting of the Board of Directors)
Article 20. The Board of Directors shall make decisions on the execution of the business of the Company.	Article 24. (to be deleted)

Existing Articles	Proposed amendment
2. A meeting of the Board of Directors shall be convened and presided over by the President. 3. If the office of the President is vacant or if the President is prevented from acting, one of the other Directors shall act in his place in the predetermined order.	A meeting of the Board of Directors of the Company shall be convened and presided over by the President. If the office of the President is vacant or the President is unable to act, one of the other Directors shall act in his place in the order previously determined by the Board of Directors.
4. In paragraph 2, the word "President" shall be read as "Chairman of the Board" if the Company has the Chairman of the Board.	2. In the foregoing paragraph, the word "President" shall be read as "Chairman of the Board" if the Chairman of the Board is appointed.
(Notice of meeting of the Board of Directors)	(Notice of meeting of the Board of Directors)
Article 21. Notice for convening a meeting of the Board of Directors shall be dispatched two (2) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of an urgent necessity.	Article 25. Notice for convening a meeting of the Board of Directors shall be dispatched to the each Director and each Statutory Auditor no later than two (2) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of an urgent necessity.
(To be newly established)	2. A meeting of the Board of Directors may be held without going through the convening procedure, if consented to by all the Directors and the Statutory Auditors.
(To be newly established)	(Method of adopting resolutions of the Board of Directors) Article 26. Unless otherwise provided for in laws or ordinances, resolutions of the Board of Directors shall be adopted at its meeting at which a majority of the Directors entitled to participate in voting shall be present, by a majority of the Directors so present.

Existing Articles	Proposed amendment
(To be newly established)	(Omission of resolution at meeting of the Board of Directors) Article 27. In the event that any Director makes a proposition with regard to any matter subjected to resolution by the Board of Directors and all the Directors entitled to participate in voting thereon declare their consents thereto in writing or electronic records, a resolution for adopting the proposition by the Board of Directors shall be deemed to have been carried, unless any Statutory Auditor expresses any objection thereto.
(To be newly established)	(Regulations of the Board of Directors) Article 28. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, all matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors.
(To be newly established)	(Agreement with outside Director to limit liabilities) Article 29. The Company may enter into an agreement with any outside Director to limit the liability for damages arising from a default in duties by such outside Director to such amount as provided for in laws or ordinances, pursuant to Article 427, paragraph 1 of the Corporation Law of Japan.
(Advisors and Counsellors) Article 22. The President may appoint Advisors or Counsellors after having the matter considered by the Board of Directors.	(Counsellors and Advisors) Article 30. The President may appoint Counsellors and Advisors by resolution of the Board of Directors.

Existing Articles	Proposed amendment
Chapter V. Statutory Auditors and Board of Statutory Auditors	**Chapter V. Statutory Auditors and Board of Statutory Auditors**
(Number of Statutory Auditors)	(Number)
Article 23. The Company shall have not more than five (5) Statutory Auditors.	Article 31. The number of Statutory Auditors of the Company shall be not more than five (5).
(Method of election)	(Method of election and removal)
Article 24. Statutory Auditors shall be elected at a general meeting of shareholders.	Article 32. Statutory Auditors shall be elected or removed by the general meeting of shareholders.
2. For the election under the foregoing paragraph, the presence of the shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be required.	2. Resolutions for the election of Statutory Auditors shall be adopted at a general meeting of shareholders at which shareholders who hold one-third (1/3) or more of the voting rights of the shareholders entitled to vote shall be present, by a majority of the votes of the shareholders so present.
(To be newly established)	3. Resolutions for the removal of Statutory Auditors shall be adopted at a general meeting of shareholders at which shareholders who hold one-third (1/3) or more of the voting rights of the shareholders entitled to vote shall be present, by two-thirds (2/3) of the votes of the shareholders so present.
(Term of office)	(Term of office)
Article 25. The term of office of Statutory Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within four (4) years after their assumption of office.	Article 33. The term of office of Statutory Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year to end within four (4) years after their election.

Existing Articles	Proposed amendment
2. The term of office of a Statutory Auditor elected to fill a vacancy shall expire as such time as the term of office of the retired Statutory Auditor would have expired.	2. The term of office of a Statutory Auditor elected to fill a vacancy created by a Statutory Auditor who retired prior to the expiration of the term of office shall expire at such time as the term of office of the retired Statutory Auditor would expire.
(Full-time Auditors and Standing Auditors)	(Full-time Auditors and Standing Auditors)
Article 26. The Board of Statutory Auditors shall elect from among their number a Full-time Auditor or Auditors, and may likewise elect a Standing Auditor or Auditors as the necessity arises.	Article 34. The Board of Statutory Auditors shall, by its resolution, appoint a Full-time Auditor or Auditors, and may likewise appoint a Standing Auditor or Auditors as the necessity arises.
(To be newly established)	(Remuneration, etc.)
	Article 35. Remuneration, etc. of Statutory Auditors shall be determined by resolution of the general meeting of shareholders.
(Board of Statutory Auditors)	(To be deleted)
Article 27. The Board of Statutory Auditors shall make decisions on matters as it deems necessary, in addition to the matters as provided for in laws or ordinances, in respect of the execution of duties of Statutory Auditors; provided, however, that the Board of Statutory Auditors shall not interfere with the execution of the functions of Statutory Auditors.	
(Notice of meeting of the Board of Statutory Auditors)	(Notice of meeting of the Board of Statutory Auditors)
Article 28. Notice for convening a meeting of the Board of Statutory Auditors shall be dispatched two (2) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of an urgent necessity.	Article 36. Notice for convening a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor not later than two (2) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of an urgent necessity.

Existing Articles	Proposed amendment
(To be newly established)	2. A meeting of the Board of Statutory Auditors may be held without going through the convening procedure, if consented to by all the Statutory Auditors.
(To be newly established)	(Method of adopting resolutions of the Board of Statutory Auditors) Article 37. Unless otherwise provided for in laws or ordinances, resolutions of the Board of Statutory Auditors shall be adopted by a majority of the Statutory Auditors.
(To be newly established)	(Regulations of the Board of Statutory Auditors Regulations) Article 38. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, all matters concerning the Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors to be established by the Board of Statutory Auditors.
(To be newly established)	(Agreement with outside Statutory Auditor to limit liabilities) Article 39. The Company may enter into an agreement with any outside Statutory Auditor to limit the liability for damages arising from a default in duties by such outside Statutory Auditor to such amount as provided for in laws or ordinances, pursuant to Article 427, paragraph 1 of the Corporation Law of Japan.
(To be newly established)	**Chapter VI. Account Auditors**
(To be newly established)	(Election and removal of Account Auditors) Article 40. Account Auditors shall be elected and removed by the general meeting of shareholders.

Existing Articles	Proposed amendment
	2. Resolutions for the election and removal of Account Auditors shall be adopted by a majority of the votes of the shareholders present who are entitled to vote.
	3. In the event that the Account Auditors fall under any event as provided for in laws or ordinances, the Board of Statutory Auditors may, upon consent from all the Statutory Auditors, remove the Account Auditors.
(To be newly established)	(Term of office)
	Article 41. The term of office of Account Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year to end within one (1) year after their election.
	2. In the event that no specific resolution is adopted at the ordinary general meeting of shareholders set forth in the foregoing paragraph, the account Auditors shall be deemed to have been reelected thereat.
(To be newly established)	(Remuneration, etc.)
	Article 42. Remuneration, etc. of Account Auditors shall be determined by the Representative Director upon consent from the Board of Statutory Auditors.
Chapter VI. Accounts	**Chapter VII. Accounts**
(Business year)	(Fiscal year)
Article 29. The business year of the Company shall commence on December 1 of each year and end on November 30 of the following year, and the accounts shall be closed as of the last day of each business year.	Article 43. The fiscal year of the Company shall commence on December 1 of each year and end on November 30 of the following year.

Existing Articles	Proposed amendment
(To be newly established)	(Organ to determine distribution of surplus, etc.) Article 44. Unless otherwise provided for in laws or ordinances, the Company may, by resolution of the Board of Directors, determine the distribution of surplus, acquisition by the Company of its own shares and other matters as listed in the items of Article 459, paragraph 1 of the Corporation Law of Japan.
(Dividends) Article 30. Dividends of the Company shall be paid to the shareholders or registered pledgees appearing or recorded in the register of shareholders as of the last day of each business year.	(Record date for distribution of surplus) Article 45. The Company shall pay year-end dividends as the distribution of surplus and interim dividends to the shareholders or registered pledgees on shares appearing or recorded in the register of shareholders as of November 30 of each year and May 31 of each year, respectively.
(Interim dividends) Article 31. By resolution of the Board of Directors, the Company may make cash distributions as provided for in Article 293-5 of the Commercial Code of Japan ("interim dividends") to the shareholders or registered pledgees appearing in the register of shareholders as of May 31 of each year.	(To be deleted)
(Period of limitations on dividends) Article 32. If any dividend or interim dividend shall remain unreceived after expiration of three (3) full years from the date on which such any dividend or interim dividend becomes due and payable, the Company shall be relieved of the obligation to pay such any dividend or interim dividend. Any unpaid dividend or interim dividend shall carry no interest.	(Period of limitations on dividends, etc.) Article 46. If any dividend remains unreceived after expiration of three (3) full years from the date on which such any dividend became due and payable, the Company shall be discharged of the obligation to pay such any dividend. 2. Any unpaid dividend shall carry no interest.

Proposition No.3: Election of one 14 Directors

(Translation omitted)

Proposition No.4: Election of one Statutory Auditor

(Translation omitted)

Proposition No.5: Granting of allowances to the retiring Statutory Auditor

(Translation omitted)

Proposition No.6: Payment of bonuses to officers

(Translation omitted)

- END -

FILE NO. 82-4750

(Translation)

February 19, 2007

To the Shareholders:

Notice of Withdrawal of Proposition No. 4 for
the 94th Ordinary General Meeting of Shareholders

It is hereby notified that the Board of Directors of Q. P. Corporation (the "Company), at its extraordinary meeting held on February 15, 2007, adopted a resolution to withdraw a proposition to be submitted to the 94th Ordinary General Meeting of Shareholders of the Company to be held on February 23, 2007, as described below.

Yours very truly,

Yutaka Suzuki
President and Representative Director

Q. P. Corporation
4-13, Shibuya 1-chome,
Shibuya-ku, Tokyo

Description

1. Withdraw of proposition:

The Company will withdraw Proposition No. 4 (Election of one Statutory Auditor).

2. Reason for the withdrawal:

Mr. Shigeru Sumitani, candidate for Statutory Auditor, has given notice of declining to assume office as Statutory Auditor of the Company as he failed to obtain approval thereof from the National Personnel Authority as provided for in the National Civil Service Law of Japan.

- END -

RECEIVED

2007 MAR 15 A 6:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4750

(Excerpt translation)

February 23, 2007

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 94TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please take notice that at the 94th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Yutaka Suzuki
President and
Representative Director

Q. P. Corporation
4-13, Shibuya 1-chome,
Shibuya-ku, Tokyo

Description

Matters to be reported:

1. Report on the business report and consolidated financial statements for the 94th business term (from December 1, 2005 to November 30, 2006) and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors.

   Report was made on the above documents.

2. Report on the financial statements for the 94th business term (from December 1, 2005 to November 30, 2006).

   Report was made on the above documents.

Matters resolved upon:

Proposition No.1: Appropriation of retained earnings

The proposition was approved and adopted in all respects as proposed and it was decided to pay a dividend of ¥7.50 per share for the 94th business term (¥14 per share annually, together with the interim dividend).

Proposition No.2: Amendment to the Articles of Incorporation

The proposition was approved and adopted in all respects as proposed.

The content of the amendment is as set out below:

(1) In accordance with the enforcement of the "Corporation Law" (2005 Law No. 86) of Japan, effective May 1, 2006, amendment was made as follows. In addition, the Company made such additions, deletions, revisions and transfers as required of a joint stock corporation and simultaneously made adjustment, including changes of expressions.

(i) Provision for rights exercisable in respect of less-than-one-unit shares;

(ii) Provision for allowing the Company to deem reference documents for the general meeting of shareholders to have been provided to the shareholders by disclosing the same via the Internet, to streamline the procedure for convening general meetings of shareholders;

(iii) Provision for limiting the number of proxy to exercise voting rights at a general meeting of shareholders on behalf of each shareholder to be one (1) person;

(iv) Provision for allowing the Company to deem consents by Directors in writing or electronic records to be resolutions adopted at meetings of the Board of Directors, to allow the Board of Directors to make decisions with agility;

(v) Provision for allowing the Company to enter into agreements with outside Statutory Auditors to limit their liabilities, to hire independent persons of talent as outside Statutory Auditors and let them fully play their roles required of them in performing their duties as such;

(vi) Establishment of Chapter VI with regard to Account Auditors; and

(vii) Provision for allowing the Company to distribute surplus by resolution of the Board of Directors, to implement dividend and capital policies with agility.

(2) The Company has clearly declared the motto and precepts advocated as its sprit of foundation, as well as principles in conducting business of the Company.

(3) The total number of issuable shares of the Company has been increased from 250,004,000 shares to 500,000,000 shares to allow the Company to issue shares with agility as a vehicle to deal with various future challenges to management, if any, including fund-raising and implementation of capital policies.

(4) The term of office of Directors has been shortened from two (2) years to one (1) year to clarify the management responsibilities of Directors for each business term and establish a management structure to respond to changes in the management environment swiftly.

(5) A provision has been established to allow the Company to enter into agreements with outside Directors to limit their liabilities, to hire independent persons of talent as outside Directors and let them fully play their roles required of them in performing their duties as such.

Proposition No.3: Election of 14 Directors

The proposition was approved and adopted in all respects as proposed. Messrs. Yutaka Suzuki, Shizuo Hatanaka, Amane Nakashima, Toshimasa Tatebe, Hidenobu Yamagami, Ietoki Shima, Mineo Hasegawa, Mitsugu Endo, Minesaburo Miyake, Katsuhiko Sasaki, Akio Okumura, Hidefumi Tachibana and Kuniaki Ishikawa, 13 in all, were re-elected as Directors and Mr. Mitsugu Ozawa was newly elected as Director. They assumed office.

Proposition No. 4: Election of one Statutory Auditor

Mr. Shigeru Sumitani, candidate for Statutory Auditor, gave notice of declining to assume office as Statutory Auditor of the Company as he had failed to obtain approval thereof from the National Personnel Authority as provided for in the National Civil Service Law of Japan. Hence, the proposition was withdrawn.

Proposition No. 5: Granting of allowances to the retiring Statutory Auditor

The proposition was approved and adopted as proposed that allowances be granted to the retiring Statutory Auditor, Mr. Kazuo Kawakami, within the extent of a reasonable amount in accordance with the Company's internal regulations and that the determination of the amount and the time and method of presentation and other particulars be left to the mutual consultation among the Statutory Auditors.

Proposition No. 6: Payment of bonuses to officers

The proposition was approved and adopted as proposed that the aggregate of ¥30,952,000 (¥24,366,000 for the Directors and ¥6,586,000 for the Statutory Auditors) as

officers' bonuses be paid to 13 Directors and 5 Statutory Auditors in office as at the end of the business term under review in consideration of the business results and other factors for the term and that the determination of the actual amounts be left to the Board of Directors in respect of those for the Directors, and to the mutual consultation among the Statutory Auditors in respect of those for the Statutory Auditors.

- E N D -

Simultaneously, it is hereby notified that as of February 23, 2007 (however, after the close of the Ordinary General Meeting of Shareholders), Managing Directors Messrs. Shizuo Hatanaka and Toshimasa Tatebe assumed the office of Senior Managing Directors, and Directors Messrs. Hidenobu Yamagami, Katsuhiko Sasaki and Akio Okumura assumed the office of Managing Directors, respectively.

END